UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard

Arlington, VA 22203

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of The AES Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 28, 2012

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010

CASH AND INVESTMENTS:
Cash	$10,084	$164,077
Investments - at fair value	356,209,790	381,969,938

Total cash and investments	356,219,874	382,134,015

RECEIVABLES:
Notes receivable from participants	8,968,670	9,859,377
Participant contributions	655,087	920,903
Employer contributions	14,261,802	14,220,459
Receivables for securities sold	46,648	108,702

Total receivables	23,932,207	25,109,441

NET ASSETS AVAILABLE FOR BENEFITS	$380,152,081	$407,243,456

See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:

Contributions:

Participant (including rollover contributions of $1,065,550)	$15,663,139

Employer	21,858,435

Total contributions	37,521,574

Interest income from notes receivable from participants	389,134

Investment interest and dividends	4,277,378

Net depreciation in fair value of investments	(20,043,101)

Total additions	22,144,985

DEDUCTIONS:

Benefits paid to participants	(49,236,360)

DECREASE IN NET ASSETS	(27,091,375)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	407,243,456

End of year	$380,152,081

See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.

Contributions—Participants may make pre-tax contributions up to 20% of their salary as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).

During 2011, the Company matched up to 5% of each participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Matching contributions, which are non-participant directed, are made by the Company in the common stock of AES and become participant-directed immediately.

In addition, unless otherwise provided under the Plan, the Company may make discretionary profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Profit sharing contributions are also made in the Company’s common stock. The Company contributed 8% of employees’ compensation as a profit sharing allocation for the year ended December 31, 2011.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.

Notes Receivable from Participants—Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2011, ranged from 3.75% to 9.00% with maturities ranging from 2012 to 2021.

Payment of Benefits—Payment of benefits depends on a participant’s vested account balance and the reason for termination. If the value of a participant’s vested account balance does not exceed $1,000, on termination of employment other than due to the death of the participant, such amount will generally be distributed in a cash lump sum; however, if the participant’s vested account balance is between $1,001 and $5,000 and the participant fails to elect a direct rollover or to receive a cash lump sum payment, the Plan will make an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf. If the value of a participant’s vested account balance exceeds $5,000, on termination of employment other than due to the death of the participant, the participant may elect to (i) receive a lump sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy. On termination of employment due to death, however, the participant’s entire interest will generally be distributed no later than five years after the participant’s death if distributions have not already commenced and will be distributed at least as rapidly as under the method of distribution being used if distributions have commenced. At December 31, 2011 and 2010, there were benefits due to participants who had withdrawn from participation in the Plan of $299,980 and $160,150, respectively, that were payable and not yet disbursed at year-end.

Forfeitures—At December 31, 2011 and 2010, forfeited nonvested account balances totaled $503,145 and $1,475,724, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2011 were $1,062,862. During the year ended December 31, 2011, employer contributions were reduced by $2,067,247 that was reallocated from forfeited nonvested accounts.

Voting Rights—The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.

Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of AES or various mutual funds and collective trust funds. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions. As noted in Contributions above, the Company’s contributions are initially made in AES common stock.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Plan Administration and Related Expenses—The Plan is administered by an Administrative Committee appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. Bank of America Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee. Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the statements of net assets available for benefits. The fair value of the Plan’s investment in AES’ stock as of December 31, 2011 was approximately $130 million, which exposes the Plan to concentration risk.

Fair Value—Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.

To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:

Level 1—unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.

Level 3—pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.

The carrying amount of financial assets not measured at fair value on a recurring basis, including notes receivable from participants, participant and employer contributions receivable and receivables for securities sold, approximates their fair value.

Investments and Revenue Recognition—The Plan’s investments are stated at fair value, except as otherwise noted. Money market and other mutual funds are stated at their quoted market prices or Net Asset Value (NAV) per share, as applicable. All Plan investments are actively traded in an open market or exhibit a sufficient level of observable activity (i.e., trading of mutual fund shares at NAV) to support classification of the fair value measurement as Level 1 with the exception of the Merrill Lynch Equity Index Trust, Merrill Lynch Mid Cap S&P 400 Index Trust and the Merrill Lynch Retirement Preservation Trust, collectively known as Common Collective Trust Funds (“CCTFs”). These CCTFs are stated at fair value as determined by the fund administrator based upon the fair value of the underlying investments. Given the Plan’s ability to redeem these investments with the fund administrator at the reporting date or in the near term, these were categorized as Level 2 at December 31, 2010. The Plan no longer offers the CCTFs as investment options, and as of December 31, 2011, there were no remaining investments in these funds.

The Merrill Lynch Retirement Preservation Trust (“the Retirement Preservation Trust”) is comprised of fully benefit-responsive investment contracts. These investment contracts include traditional guaranteed investment contracts (“GICs”), separate account GICs and synthetic GICs. Traditional GICs are issued by an insurance company and rely on the creditworthiness of the insurance company’s general account. Separate account GICs are issued by an insurance company, but rely on the creditworthiness of the investment in a separate account. Synthetic GICs are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third party (typically a financial institution) and money market instruments. In accordance with the relevant accounting guidance, fully benefit-responsive investment contracts are presented in the statements of net assets available for benefits at fair value and then adjusted to their contract value (i.e., principal plus accrued interest less withdrawals). The statement of changes in net assets available for benefits is presented on a contract value basis. The Plan no longer offers the Retirement Preservation Trust as an investment option, and as of December 31, 2011, there were no remaining investments in the Retirement Preservation Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Accounting Pronouncements Issued But Not Yet Adopted

ASU No. 2011-04, Fair Value Measurement (Topic 820), “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

In May 2011, the FASB issued ASU No. 2011-04, which amends existing guidance to converge the fair value measurement guidance under U.S. GAAP and International Financial Reporting Standards (“IFRS”). Some of the

amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle under the existing guidance. In addition, ASU No. 2011-04 requires additional fair value disclosures. The amendments under ASU No. 2011-04 are to be applied prospectively and are effective for periods beginning after December 15, 2011, or January 1, 2012 for the Plan. Early application is not permitted. The adoption is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3.	INVESTMENTS

The following tables set forth the Plan’s investments as of December 31, 2011 and 2010 by type and level within the fair value hierarchy:

	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2011
The AES Corporation Common Stock	$129,964,589	$—	$—	$129,964,589
Money Market Funds	32,780,301	—	—	32,780,301
Mutual Funds	165,045,397	—	—	165,045,397
Self-Directed Investments:
Common Stock	20,423,833	—	—	20,423,833
Money Market Funds	5,083,272	—	—	5,083,272
Mutual Funds	1,932,443	—	—	1,932,443
U.S. Government Securities	584,341	—	—	584,341
Other	395,614	—	—	395,614

Total investments	$356,209,790	$—	$—	$356,209,790

	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2010
The AES Corporation Common Stock	$156,064,147	$—	$—	$156,064,147
Merrill Lynch Common Collective Trust Funds	—	29,164,574	—	29,164,574
Money Market Funds	34,783,872	—	—	34,783,872
Mutual Funds	134,650,114	—	—	134,650,114
Self-Directed Investments:
Common Stock	19,137,152	—	—	19,137,152
Money Market Funds	4,032,145	—	—	4,032,145
Mutual Funds	3,362,508	—	—	3,362,508
U.S. Government Securities	117,203	—	—	117,203
Other	658,223	—	—	658,223

Total investments	$352,805,364	$29,164,574	$—	$381,969,938

The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2011 and 2010, the closing quoted price of the Company’s common stock was $11.84 and $12.18 per share, respectively.

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 were as follows:

	2011	2010

The AES Corporation Common Stock	$129,964,589	$156,064,147
BlackRock FFI Premier Institutional Fund	32,780,301	34,783,872
PIMCO Total Return Portfolio Mutual Fund	27,656,819	30,585,049
BlackRock Global Allocation I Mutual Fund	24,559,868	23,606,266
Vanguard Institutional Index	21,738,338	—	(1)

(1)	Year end balance was below the 5% reporting threshold.

During the year ended December 31, 2011, the net realized and unrealized appreciation (depreciation) in the Plan’s investments was as follows:

	Year ended December 31, 2011
The AES Corporation Common Stock	$(9,415,427)
Merrill Lynch Equity Trust Funds	(94,617)
Mutual Funds	(7,491,854)
Self-Directed Investments:
Common Stock	(3,020,803)
Mutual Funds	(92,085)
U.S. Government Securities	83,059
Other	(11,374)

Net depreciation in fair value of investments	$(20,043,101	)(1)

(1)	Includes realized gains and losses on investments purchased and sold during the period and unrealized gains and losses on investments held at December 31, 2011.

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch, the Plan’s Trustee, shares a common director with the Plan Sponsor.

Notes receivable from participants include receivables from officers and employees of the Plan Sponsor. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.

In the ordinary course of business, participants invest in various investment options determined by the Plan’s administrative committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party, and include investment options offered by the Plan Trustee. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2011 and 2010, the Plan held 10,976,739 and 12,813,148 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $116,613,422 and $130,679,604, respectively.

5.	TAX STATUS

The Plan has received a determination letter from the IRS dated May 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On December 15, 2010, the plan sponsor filed a request for a determination letter from the IRS on the amended Plan and the review process is currently ongoing. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. An IRS examination of the Plan for the Plan year 2010 is currently in progress. The plan sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of, and for the year ended, December 31, 2011:

Statement of net assets available for benefits:
Net assets available for benefits as stated in the financial statements	$380,152,081
Less: Benefit claims payable at December 31, 2011	(299,980)

Net assets available for benefits as stated on Form 5500, at fair value	$379,852,101

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(27,091,375)
Add: Benefit claims payable at December 31, 2010	160,150
Less: Benefit claims payable at December 31, 2011	(299,980)

Net loss as stated on Form 5500	$(27,231,205)

7.	SUBSEQUENT EVENTS

In April 2012, the Company closed transactions to sell its membership interest in AES Red Oak, LLC and AES Sayreville (together, “Red Oak”) and its ownership interest in AES Ironwood Inc. (“Ironwood”). On April 23, 2012, the Plan was amended to fully vest participants employed by Red Oak and Ironwood effective on the closing date of the transactions. As a result, the unvested balance of $86,863 pertaining to Red Oak and Ironwood participants as of April 12, 2012 and April 13, 2012, respectively, became fully vested on those dates.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

EIN: 54-1965292

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 10,976,739 shares	$129,964,589
	PIMCO	Total Return Fund (Admin Class), 2,544,326 shares	27,656,819
	Vanguard	Extended Market Index Fund, 368,885 shares	14,511,946
	Vanguard	Institutional Index Fund, 188,963 shares	21,738,338
	Vanguard	Morgan Growth Yield Fund, 227,625 shares	12,328,161
	Vanguard	Small Cap Growth Index Fund, 267,248 shares	5,753,840
	Vanguard	Target Income Retirement Fund, 153,283 shares	1,767,353
	Vanguard	Total Bond Market Index Fund, 480,937 shares	5,290,303
	Vanguard	Total International Stock Index Fund, 101,214 shares	2,651,803
	Vanguard	2005 Target Retirement Fund, 31,080 shares	372,337
	Vanguard	2010 Target Retirement Fund, 16,849 shares	377,919
	Vanguard	2015 Target Retirement Fund, 138,587 shares	1,704,616
	Vanguard	2020 Target Retirement Fund, 112,431 shares	2,438,637
	Vanguard	2025 Target Retirement Fund, 262,444 shares	3,220,185
	Vanguard	2030 Target Retirement Fund, 127,498 shares	2,667,248
	Vanguard	2035 Target Retirement Fund, 234,320 shares	2,931,344
	Vanguard	2040 Target Retirement Fund, 64,049 shares	1,313,002
	Vanguard	2045 Target Retirement Fund, 79,900 shares	1,028,310
	Vanguard	2050 Target Retirement Fund, 32,184 shares	656,881
	Vanguard	2055 Target Retirement Fund, 887 shares	19,396
	BlackRock	FFI Premier Institutional Fund, 32,780,301 shares	32,780,301
	BlackRock	Global Allocation Fund, Inc., (Class I), 1,346,484 shares	24,559,868
	BlackRock	Basic Value Fund, Inc., (Class I), 539,979 shares	13,137,679
	Lazard	Emerging Markets Fund, 183,757 shares	3,087,123
	MFS	Research International R4 Fund, 802,446 shares	10,680,551
	Bank of America	Columbia Small Cap Value Fund, 385,033 shares	5,151,738
	Self-Directed Investments		28,419,503
*	Participant Loans	Interest (3.75% - 9%), Maturity (2012 - 2021)	8,968,670

	TOTAL		$365,178,460

*	Transactions in these investments are considered to be exempt party-in-interest transactions under ERISA rules.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

EIN: 54-1965292

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(a)	(b)	(e)	(e)	(e)	(e)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date
The AES Corporation	Common Stock	$22,803,627	$—	$22,803,627	$22,803,627

NOTE: The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no category (i), (ii) or (iv) reportable transactions during 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/ Mary E. Wood
Date: June 28, 2012		Mary E. Wood Vice President & Controller and Interim Chief Financial Officer (Duly Authorized Officer and Principal Accounting Officer)